August 3, 2006
Russell Mancuso
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
U.S.A.

Re:	Qimonda AG Draft Registration Statement on Form F-1
relating to the Initial Public Offering of its American
Depositary Shares
Dear Mr. Mancuso and Mr. Mumford:
     By letter dated August 2, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form F-1, File No. 333-135913, filed by Qimonda AG (the “Company”) with the Commission on July 21, 2006, and Amendments 1 and 2 to such Registration Statement, filed by the Company with the Commission on July 27, 2006. This letter sets forth the Company’s responses to the Staff’s comments on such filings. Concurrently with this letter, the Company is filing its Amendment No. 3 to such Registration Statement on Form F-1 relating to the Initial Public Offering of its American Depositary Shares (as so amended, the “Registration Statement”) with the Commission.
     For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided responses immediately below the comments. Please note that references to page numbers in the responses below relate to page numbers in the revised Registration Statement being filed concurrently with this letter.

Mr. Russell Mancuso
Mr. Jay Mumford
August 2, 2006
p.2
Prospectus Cover Page
1.	We note that HypoVereinsbank is not a registered broker-dealer. Please explain to us how you are able to sell securities through a non-registered broker dealer, or revise your disclosure.
Response:
     The Company has revised its disclosure on page 167 of the Registration Statement in response to the Staff’s comment to clarify that any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. The Company supplementally advises the Staff that the underwriters have advised the Company that HypoVereinsbank expects to make offers and sales in the United States through its registered broker-dealer affiliate HVB Capital Markets, Inc.
Prospectus Summary
2.	Please update us on the status of your negotiation of additional agreements with Infineon as disclosed in the second full paragraph on the top of page 4. Explain whether you intend to complete these agreements prior to the offering.
Response:
     The Company advises the Staff that the negotiations have been completed and the agreements the Company refers to in the Registration Statement have been finalized. The Company is filing executed versions of the two significant intercompany agreements for which executed versions had not previously been filed. In addition, the Company has revised the disclosure on pages 4, 144,145 and F-79 of the F-1 in response to the Staff’s comment to clarify that these negotiations have been completed.
3.	Please include all non-Rule 430A information in any preliminary prospectus you circulate. We note your shareholder’s ownership on the top of page 4.
Response:
     The Company has revised the disclosure on pages 4, 31, and 139 of the F-1 in response to the Staff’s comment by including the required non-Rule 430A information.
     With respect to the Staff’s remaining comments 4 through 7, the Company will address these outstanding concerns in a letter to be furnished to the Staff shortly.
* * *

Mr. Russell Mancuso
Mr. Jay Mumford
August 2, 2006
p.3
     If you have any questions or require any additional information with respect to the above, please do not hesitate to call me at +49 69 97 10 30 or my colleagues Rachelle Tilly (+44 207 614 2249) or Roland S. Chase (+1 212 225 2464).

Sincerely,
/s/ Ward A. Greenberg

Ward A. Greenberg